Mail Stop 4561

May 16, 2006

Dennis D. Powell
Senior Vice President and
Chief Financial Officer
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

      Re: Cisco Systems, Inc.
                Form 10-K for the Fiscal Year Ended
                July 30, 2005
                Filed September 19, 2005
                Forms 8-K filed August 9, 2005, November 11, 2005, February 7, 2006
                and February 24, 2006
                File No. 000-18225

Dear Mr. Powell:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Kathleen Collins
                Accounting Branch Chief